SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SonicWALL, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value

(Title of Class of Securities)

835470 10 5

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Michael Sheridan

Chief Financial Officer

SonicWALL, Inc.

1143 Borregas Avenue

Sunnyvale, California 94089

(408) 745 9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Page Mailliard, Esq.

Roger Stern, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,380,496.00	$495.01(1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,423,647 shares of common stock of SonicWALL, Inc. having an aggregate value of $5,380,496.00 as of January 9, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

Introductory Statement.

This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by SonicWALL, Inc., a California corporation (“SonicWALL” or the “Company”), with the Securities and Exchange Commission on January 9, 2003, as amended on February 5, 2003, is the final amendment relating to an offer to exchange (the “Exchange Offer”) certain outstanding eligible options to purchase shares of the Company’s common stock, upon the terms and conditions set forth in (i) the Offer to Exchange, dated January 9, 2003; (ii) the related letter from William Roach, dated January 9, 2003; (iii) the Election Form; and (iv) the Withdrawal Form. This Amendment No. 2 reports the results of the Exchange Offer.

Item 4.    Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Exchange Offer, including all withdrawal rights, expired at 9:00 p.m., Pacific Time, on Friday, February 7, 2003. A total of 164 eligible optionees participated in the Exchange Offer. The Company has accepted for cancellation options to purchase an aggregate of 275,840 shares of its common stock granted under its 1994 Stock Option Plan and options to purchase an aggregate of 1,924,907 shares of its common stock granted under its 1998 Stock Option Plan. Subject to the terms and conditions of the Exchange Offer, the Company will grant new options to purchase an aggregate of 2,200,747 shares of its common stock on or after August 11, 2003 in exchange for the options tendered and accepted pursuant to the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

SonicWALL, Inc.

/S/ MICHAEL J. SHERIDAN

Michael J. Sheridan Senior Vice President of Strategy and Chief Financial Officer

Date:  February 10, 2003